UNITED STATES SECURITIES AND EXCHANGE

COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-42040

SCHMID Group N.V.

(Registrant's name)

Robert-Bosch-Str. 32-36,

72250

Freudenstadt, Germany

Tel: +49 7441 538 0

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Closing of $20.0 Million Convertible Notes Financing

On July 7, 2026, SCHMID Group N.V. (the “Company”) entered into an investment agreement with an institutional investor (the "Investor") pursuant to which the Company will issue and sell senior convertible notes in an aggregate principal amount of $20.0 million convertible into ordinary shares of the Company (the "Notes") in a private placement to the Investor (the "Investment Agreement").

On July 14, 2026, the Notes have been issued pursuant an indenture attached hereto as Exhibit 10.1 (the "Indenture"). The Company has also entered into a registration rights agreement dated July 14, 2026 pursuant to which the Company agreed to file a registration statement covering the resale of the shares issuable upon conversion of the Notes attached hereto as Exhibit 10.2 (the "Registration Rights Agreement"). In addition, the Company has also entered into a subordination agreement in relation to the Notes attached hereto as Exhibit 10.3 and an amended and restated subordination agreement in relation to the convertible notes issued pursuant to an indenture dated January 21, 2026 attached hereto as Exhibit 10.4 (the "Subordination Agreements").

The foregoing description of the Indenture, Registration Rights Agreement and Subordination Agreements do not purport to be complete and are qualified in its entirety by reference to such agreements which are annexed to this Form 6-K as Exhibits 10.1, 10.2, 10.3 and 10.4.

The securities described above have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state’s securities laws, and are being issued and sold pursuant to an exemption from registration provided for under the Securities Act. Accordingly, these securities may not be offered or sold in the United States, except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act. The Company has agreed to file a registration statement with the U.S. Securities and Exchange Commission registering the resale of the ordinary shares issuable upon conversion of the Notes. Any offering of the securities under the resale registration statement will only be made by means of a prospectus.

Press Releases Furnished as Exhibits

On July 14, 2026, the Company issued a press release providing a business update on the second quarter of 2026 and an update to the Company's full year 2026 guidance as well as announcing the closing of the $20 million convertible notes financing, which is furnished herewith as Exhibit 99.1.

The information furnished in this Form 6-K, including the information contained in Exhibit 10.1, 10.2, 10.3, 10.4 and Exhibit 99.1 shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, and shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by a specific reference in such filing.

Caution Regarding Forward-Looking Statements

This report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are based upon current expectations or beliefs, as well as assumptions about future events. Forward-looking statements include all statements that are not historical facts and can generally be identified by terms such as “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potentially,” or “will” or similar expressions and the negatives of those terms. These statements include, but are not limited to, statements relating to planned financing transactions of the Company and the Company's future financial performance. Actual results could differ materially from those expressed in or implied by the forward-looking statements due to a number of risks and uncertainties, unexpected delays in securing financing or changes to financing agreements and the other risks and uncertainties described in the Company’s SEC reports and under the heading “Risk Factors” in its most recent annual report on Form 20-F which are available at www.sec.gov. These forward-looking statements speak only as of the date of this report. Except as required by law, the Company does not undertake any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this report.

The following exhibits are furnished herewith

Exhibit Number

10.1	Indenture dated July 14, 2026 (including exhibits and schedules thereto)
10.2	Registration Rights Agreement dated July 14, 2026 (including exhibits and schedules thereto)
10.3	Subordination Agreement dated July 14, 2026 (including exhibits and schedules thereto)
10.4	Amended and Restated Subordination Agreement dated July 14, 2026 (including exhibits and schedules thereto)
99.1	Press release dated July 14, 2026 – SCHMID Group N.V. Provides Second Quarter 2026 Business Update and Full Year 2026 Guidance Update

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: July 14, 2026	SCHMID Group N.V.

	By:	/s/ Arthur Schuetz
	Name:	Arthur Schuetz
	Title:	Chief Financial Officer